SETTLEMENT AND PATENT LICENSE AGREEMENT

This Agreement (the *"Agreement"*) is entered into by and between **MYMEDICALRECORDS, INC.**, a Corporation duly organized under the laws of Delaware, and having its principal office at 4401 Wilshire Blvd., 2nd Floor, Los Angeles, CA 90010 (*"Licensor"*), and **SURGERY CENTER MANAGEMENT, LLC**, a Limited Liability Company, duly organized under the laws of California, and having its principal office at 9100 Wilshire Blvd., Beverly Hills, CA 90212 ("SCM", including all affiliates of SCM, collectively hereinafter referred to as *"Licensee"*) to settle a dispute between the parties covering the period from January 1, 2010 to December 31, 2011 and having an effective date upon signing by the Parties (the *"Effective Date"*). MyMedicalRecords, Inc., and Surgery Center Management, LLC each a "Party," and collectively the "Parties."

WHEREAS, Licensor is the owner of the certain **"Licensed Patents"** as later defined herein and attached as **Exhibit A** and incorporated by this reference herein;

WHEREAS, Licensee is in the business of providing products and services directed to Health Care Professionals and patients, such as those products and services embodied in the Licensed Patents;

WHEREAS, Licensor has placed Licensee on notice of certain provisional U.S. and foreign patent rights and asserted certain foreign patent rights, such that Licensee acknowledges a risk of past and/or existing patent infringement by Licensee;

WHEREAS, Licensor and Licensee desire to settle any potential disputes regarding provisional patent rights and/or patent rights without pursuing litigation; and

WHEREAS, Licensee desires to acquire from Licensor and Licensor is willing to grant a non-exclusive license to the Licensed Patents under the terms and conditions expressed herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the Parties hereto agree as follows:

SECTION 1. DEFINITIONS

1.   For the purposes of this Agreement, the following words and phrases shall have the following meanings:

2.   *"Licensed Patents"* shall mean any pending U.S. and/or foreign patent applications and/or issued patents owned by and/or assigned to Licensor or its subsidiaries (but not including its licensees or licensors) and included in **Exhibit A** of this Agreement. Licensed Patents shall further include any continuations, continuations in part, divisional applications or international applications and any divisions, reissues and reexaminations based on any of the foregoing subsequently filed and amended into **Exhibit A** pursuant to agreement between the Parties.

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3.   "*Licensed Products*" shall mean any and all instrumentalities, apparatus, systems, structures, devices, machines, items or articles of manufacture related to the products and/or services defined and protected as the Licensed Patents, which if made, sold, used or imported in the absence of this Agreement would constitute, in whole or in part, direct and/or contributory/indirect infringement of any Licensed Patent.

4.   "*Licensed Services*" shall mean any and all services which, if when used and/or provided by Licensee, its sublicensees, affiliates or its customers in the absence of this Agreement, would constitute, in whole or in part, direct and/or contributory/indirect infringement of any Licensed Patent.

5.   "*Licensed Territories*" shall mean Singapore, Hong Kong, Israel, South Korea, Mexico, New Zealand, Canada, Germany, Japan, United Kingdom, and the United States and any other country and/or territory in which Licensor has or may acquire any intellectual property which hereafter becomes incorporated as a Licensed Patent as set forth in **Exhibit A**, pursuant to the terms and conditions of this Agreement.

6.   "*Sub-license*" shall mean the granting by Licensee to any third party of any right in and/or to any of the Licensed Patents licensed hereunder, including but not limited to Licensee providing Licensed Products and/or Licensed Services, including without limitation as "OEM" products or components or services to its customers or permitting its customers to incorporate and/or bundle Licensed Products and/or Licensed Services in their products and/or services. "Shrink Wrap" or "User" software licenses granted by Licensee to end-users who purchased Licensee-branded products from Licensee or its distributors shall not be deemed "Sub-licenses".

7.   "*Units*" means the gross number of licenses and/or subscriptions allowing use of any Licensed Product and/or Licensed Service by a third-party end-user on a single device, regardless of whether such Licensed Products are installed by the Licensee or some other party (such as client, reseller, OEM, sub-licensees, etc.).

SECTION 2. GRANT

1.   Subject to the terms and conditions of this Agreement, Licensor grants to Licensee a limited, non-exclusive, non-transferable, sublicensable license ("*Non-Exclusive License*") to the Licensed Patents which cover the Licensed Products and/or Licensed Services to develop, make, have made, use, sell, lease, license, demonstrate, market and distribute the Licensed Products and/or Licensed Services under Licensee's brand or private labeled for channel or distribution partners who purchase the Licensed Products and/or Licensed Services for resale to end customers (under the Licensee's logo), such license scope solely to the extent as expressly permitted herein. OEM manufacturer opportunities are included under the foregoing "private label" definition.

2.   A right to sublicense the Licensed Patents to third parties is granted by Licensor to Licensee for purposes of sublicensing to any third party that does not create a conflict with current license grants and/or compete with any of MMR's now existing products or services.

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3.   The Non-Exclusive License granted hereunder shall extend to the end of the term of the last-to-expire of the Licensed Patents, unless sooner terminated by the Parties as hereinafter permitted.

4.   The Non-Exclusive License granted hereunder is assignable by the Licensee with prior written consent by Licensor, such consent is not to be unreasonably withheld. In addition, if Licensee and/or applicable Licensee products covered by the Non-Exclusive License (i.e. Licensed Products and/or Licensed Services) is acquired by a third party, such acquisition shall be subject to the terms and conditions of this Agreement, and this Agreement shall automatically be assigned to the acquiring third party of Licensee's company or products.

5.   Under the terms of the foregoing Non-Exclusive License, Licensee may only modify, translate, reverse engineer, decompile, and/or disassemble the Licensed Products and/or Licensed Services (e.g. any embodiment of the Licensed Patents) with the express written permission of Licensor. Any resulting intellectual property, including without limitation patents, from such modifications, translation, reverse engineering, decompiling and/or disassembly shall be jointly owned by the Parties.

SECTION 3. LICENSE FEE AND ROYALTIES

1.   License Fee (including Royalty for past uses): Upon signing the Agreement, Licensee shall pay Licensor a license fee (including royalty for the total past use of any Licensed Patents from January 1, 2010 to the Effective Date) in the amount of Thirty Million U.S. Dollars ($30,000,000 USD) ("Initial License Fee"). An initial payment of Five Million U.S. Dollars ($5,000,000 USD) of the Initial License Fee shall be due on December 23, 2011. The balance of the Initial License Fee (e.g. $25,000,000 USD) is due in yearly installments of Five Million U.S. Dollars ($5,000,000 USD) on a yearly basis for a total of five (5) years. Each yearly installment payment will be due no later than the fifteenth day of November for each successive year: November 15, 2012, November 15, 2013; November 15, 2014; November 15, 2015 and November 15, 2016.

2.   Royalties: Licensee shall pay to Licensor a royalty of ten percent (10%) of gross revenue on all Units sold, used or otherwise transferred, whether by Licensee and/or its sublicensee, upon the issuance of a patent claim in the Territory of such sale, use or other transfer ("Royalty"). Royalties shall be payable to Licensor on a quarterly basis beginning January 1 (payments to be received before the fifteenth of each month) and shall include industry standard accounting and records for proving the Royalties paid in a particular quarter. Notwithstanding the aforementioned, Licensee shall not owe any Royalty until such time as an initial Two Hundred Million U.S. Dollars ($200,000,000 USD) of gross revenues are accrued on any Units sold, used or otherwise transferred.

3.   All payments herein, including Initial License Fee and Royalties, shall be paid in United States Dollars by wire transaction. The Parties shall provide the necessary account and routing numbers, as applicable.

4.   Licensee will keep records showing all transactions and Units sold, used or otherwise transferred (including the same type of records for all Sublicensee Royalties, defined herein this

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Agreement) to a third party and the Royalties (or Sublicensee Royalties) payable to Licensor hereunder which includes specific allocations for any income associated with such sale, usage or other transfer including the Units. Licensee further agrees to permit its books and records to be examined from time to time to the extent necessary to verify the Royalty obligations of this Agreement, such confidential examination to be made at Licensor's discretion by either: (i) a mutually agreeable national auditing firm appointed by the Parties or (ii) Licensor's auditors. Such records will be kept and examination thereof will be limited to a period of time of three (3) fiscal years immediately preceding the request for examination. In the event the audit finds an understatement of Royalties and/or Sublicensee Royalties, Licensee shall pay for the cost of such auditing.

SECTION 4. SETTLEMENT AND MUTUAL RELEASES

1.   The Parties acknowledge that a potential dispute has arisen between Licensor and Licensee in that Licensor has notified Licensee of certain products and/or services manufactured, used, sold, transferred and/or marketed by or for Licensee that may infringe one or more claims of the Licensed Patents. These contentions, including provisional patent rights of Licensor, are hereinafter referred to as the "**Dispute**." It is the desire and intention of the Parties to avoid the risks and expenses of litigation related to the Dispute, to avoid further disputes between themselves, including disputes related to the Licensed Patents, and to permit Licensee to make, use, import, offer to sell and sell the Licensed Products and/or Licensed Services that may incorporate technology covered by one or more of the Licensed Patents solely pursuant to Licensee's payment of the Initial License Fee. Pursuant to the Licensee's payment of the Initial License Fee, the Parties wish to settle any rights, claims, counterclaims, defenses, and/or demands between them which exist between them as of the Effective Date of this Agreement, relating to the subject matter of the Dispute.

2.   For valuable consideration in the form of the Initial License Fee, *and solely upon Licensee's payment in full of the Initial License Fee,* Licensor, for itself and for its divisions, predecessors, successors, and assigns, and for all of its present and past officers, directors, shareholders, employees, shall release and discharge Licensee and its divisions, predecessors, successors and assigns and all of its present and past officers, directors, shareholders, employees, and each of them (hereinafter the *"Licensee Released Parties"*), from any and all claims, counterclaims, demands, suits, damages, indebtedness, liabilities, actions and causes of action, whether known or unknown, whether legal, equitable or administrative, that were asserted, or are or may be based in whole or in part on, or do or may arise out of, or may be related to or based on the Licensed Patents or the Dispute or the facts, events, circumstances, actions and transactions that are alleged in the Dispute (hereinafter, the *"Released Matters"*). For purposes of clarity, Licensor does not release and/or discharge any of the Licensee Released Parties from the Released Matters until such date that payment in full for the Initial License Fee is confirmed by the Parties and until such time Licensor retains the right to any claims, counterclaims, demands, suits, damages, indebtedness, liabilities, actions and causes of action referenced herein.

3.   For valuable consideration, receipt of which is acknowledged, Licensee, for itself and for its divisions, predecessors, successors, and assigns, and for all of its present and past officers, directors, shareholders, employees, attorneys and legal representatives, hereby releases, acquits



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and discharges MMR, and its affiliates, divisions, predecessors, successors and assigns, and all of its present and past officers, directors, shareholders, employees, attorneys and legal representatives, and each of them (hereinafter "*MMR Released Parties*"), from any and all claims, counterclaims, demands, suits, damages, indebtedness, liabilities, actions and causes of action, whether known or unknown, whether legal, equitable or administrative, that were asserted, or are or may be based in whole or in part on, or do or may arise out of, or may be related to or based on the Dispute or the facts, events, circumstances, actions and transactions that are alleged in the Dispute (also hereinafter, the "*Released Matters*").

4.   In furtherance of the intentions set forth herein, each of the Parties acknowledges that it is familiar with Section 1542 of the Civil Code of the State of California which provides as follows:

> "A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor."

Each of the Parties waives and relinquishes any right or benefit which it has or may have under Section 1542 of the Civil Code of the State of California or any similar provision of the statutory or nonstatutory law of any other jurisdiction to the full extent that it may lawfully waive all such rights and benefits pertaining to the subject matter of this Agreement. Notwithstanding the aforementioned, Licensor's waiver and relinquishment pursuant to this Section 4.4 is only effective upon Licensee's payment in full for the Initial License Fee as confirmed by the Parties. As applicable to the Parties in connection with such waiver and relinquishment, each of the Parties acknowledges that it is aware that it or its attorneys or accountants may hereafter discover claims or facts in addition to or different from those which it now knows or believes to exist with respect to the subject matter of this Agreement or the other Party hereto, but that it is its intention hereby fully, finally and forever to settle and release all of the Released Matters, Disputes and differences known or unknown, suspected or unsuspected, which now exist, may exist or heretofore have existed between MMR and Licensee, except as otherwise expressly provided. As applicable, in furtherance of this intention, the releases herein given shall be and remain in effect as full and complete mutual releases notwithstanding the discovery or existence of any such additional or different claim or fact.

5.   The Parties acknowledge and agree that the releases set forth above are not intended to, and do not in any way, release the Parties from their obligations under this Agreement or affect the Parties' respective rights under this Agreement, and are contingent upon the due performance by the Parties of their respective obligations hereunder. In the event of a material breach by Licensee of any of its covenants, representations or warranties under this Agreement, including without limitation a breach of any payment obligations of the Initial License Fee, Licensor shall have the right to exercise any and all remedies available to it at law or in equity, including any remedies available as of the date hereof.

6.   This Section 4 shall bind and inure to the benefit of the Parties and their affiliates (meaning an entity which controls, is controlled by or is under common control with a Party),

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divisions, predecessors, successors, and/or permitted assigns, including any assignees of interest in any of the Licensed Patents and each of them.

SECTION 5. TERM AND TERMINATION

1.   If Licensee shall become bankrupt or insolvent, or shall file a petition in bankruptcy, or if the business of Licensee shall be placed in the hands of a receiver, assignee or trustee for the benefit of creditors, whether by the voluntary act of Licensee or otherwise, this Agreement shall automatically terminate, inasmuch as permitted under applicable and prevailing law.

2.   Licensor shall have the right and option to terminate this Agreement and the rights, privileges and license granted hereunder by providing written notice to Licensee upon any material breach or default of this Agreement by Licensee (including but not limited to failure of payment of Initial License Fee and/or Royalty or initiation of legal action by or on behalf of Licensee to challenge the validity or enforceability of any Licensed Patent). Such termination shall become effective unless Licensee shall have cured any such breach or default prior to the expiration of the ten (10) day period from receipt of Licensor's notice of termination.

3.   Unless earlier terminated as herein provided, this Agreement shall expire simultaneously with the last to expire of the Licensed Patents in any country of the Territory or if all of the Licensed Patents are deemed to be invalid and/or unenforceable by a court of law.

4.   Licensee shall have the right to terminate this Agreement by June 1, 2012 in the event a U.S. pending patent application set forth in Exhibit A is NOT officially issued by the granting of a Notice of Allowance by the United States Patent Office by January 1, 2012.

SECTION 6. DISPUTE RESOLUTION

1.   The Parties will attempt in good faith to resolve any controversy, dispute or claim arising out of or relating to this Agreement or the performance, enforcement, breach, termination and/or validity thereof, promptly by good faith negotiations between Licensor and Licensee.

2.   The Party initiating any dispute resolution pursuant to this Section 6 of the Agreement shall give the other Party written notice of the dispute. Within ten (10) days after receipt of said notice the receiving Party shall submit to the other a written response.

3.   If the matter has not been resolved within thirty (30) days the matter shall be settled as follows. Except as to issues relating to the validity, construction or effect of any patent licensed hereunder, any and all claims, disputes or controversies arising under, out of, or in connection with this Agreement, which have not been resolved by good faith negotiations between the Parties, shall be resolved by non-binding arbitration in Los Angeles, California, U.S.A. (or other location if agreed to in writing by the Parties), under the rules of Judicial Arbitration & Mediation Services ("JAMS"). The arbitrator shall have no power to add to, subtract from or modify any of the terms or conditions of this Agreement in any respect whatsoever, nor shall they have any power to make any reformation of the Agreement. The arbitrator shall, however,

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make such monetary awards as he/she deems appropriate. In addition, the arbitrator shall require the losing Party to pay the prevailing Party's reasonable attorney's fees and all other costs and expenses directly relating to the arbitration. Any award rendered in such arbitration may be enforced by either Party in any court having jurisdiction thereof, including either the courts of the State of California or the appropriate U.S. Federal Courts therein, to which the Parties hereby irrevocably consent and submit to the venue and jurisdiction.

4.   To the extent permitted herein this Agreement, in the event that, in any arbitration proceeding, any issue shall arise concerning the validity, construction or effect of any patent licensed hereunder, the arbitrator shall assume the validity, of all claims as set forth in such patent; in any event the arbitrator shall not delay the arbitration proceeding for the purpose of obtaining or permitting either Party to obtain judicial resolution of such issue, unless an order staying such arbitration proceeding shall be entered by a court of competent jurisdiction. Neither Party shall raise any issue concerning the validity, construction or effect of any patent licensed hereunder in any proceeding to enforce any arbitration award hereunder or in any proceeding otherwise arising out of any such arbitration award.

5.   This Agreement shall be construed, governed by, interpreted and applied in accordance with the applicable laws of the U.S. and State of California, without regard to any principles which would apply the laws of a different jurisdiction.

SECTION 7. PATENT INVALIDITY AND INFRINGEMENT

1.   Licensee agrees that it will not take any actions to challenge the validity and/or enforceability of any Licensed Patent in any proceeding in any of the Patent Offices in the Territories, any state or federal court, or in any proceeding or dispute involving this Agreement. Similarly, Licensee agrees that it will not participate, or assist any party adverse to Licensor, in any action or proceeding contesting the validity and/or enforceability of any Licensed Patent

2.   All right, title and interest in, to, derived from or relating to the Licensed Patents, Licensed Products and/or Licensed Services, whether created by Licensor or Licensee, shall be and remain in Licensor. Licensee shall assist Licensor to the extent necessary for Licensor to procure and protect Licensor's rights in or to any intellectual property or other rights resulting from or relating to this Agreement. By way of example only, Licensee agrees to inform Licensor of the use of any products and/or services similar to the Licensed Products and/or Licensed Services and any potential infringements of Licensor's rights, including the Licensed Patents which come to Licensee's attention. Licensor has the sole discretion concerning the commencement or prosecution of any claims or suits in Licensor's own name resulting from and/or related to Licensor's rights under this Agreement.

SECTION 8. WARRANTIES

1.   MMR represents that: (a) it is the owner of the Licensed Patents, (b) MMR has the right, power and authority to license to Licensee the Licensed Patents as set forth under this Agreement, and (c) to the knowledge and belief of MMR that the grant of rights by MMR to

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Licensee under this Agreement does not violate or conflict with the contractual rights of any third party. **Except as expressly set forth herein, MMR makes no warranties expressed or implied, as to any matter whatsoever, including, and without limitation, the condition and/or merchantability of the Licensed Patents, including the Licensed Products and/or Licensed Services, or their suitability for any particular purpose. MMR shall not be liable for any direct, consequential, or other damages suffered by Licensee, or any other party resulting from the manufacture, use, lease or sale of the Licensed Product or the use of the Licensed Services.**

2.   SCM represents and warrants that: (a) its obligation to pay the Initial License Fee represents payment of past infringing uses of products and/or services relating to the patentable scope of at least one of the Licensed Patents; (b) it has the right, power and authority to enter into a license for the Licensed Patents as set forth under this Agreement; and (c) to the knowledge and belief of SCM entering into this Agreement with MMR does not violate or conflict with any contractual rights of any third party.

3.   Authorization to Execute Settlement Agreement. Each Party represents and warrants that it has full power to enter into this Agreement, and that the individual executing this Agreement on its behalf is fully empowered to bind such Party and is duly authorized to enter into this Agreement.

4.   Licensor makes no representation and/or warranty regarding actual or potential infringement of any intellectual property, including without limitation patents, of third parties, and Licensee acknowledges that the avoidance of such infringement in the design, manufacture, use, lease and sale of the Licensed Product or use of the Licensed Services is and shall remain the responsibility of Licensee.

SECTION 9. INDEMNIFICATION

1.   LICENSOR SHALL ONLY DEFEND AND INDEMNIFY AGAINST, AND HOLD LICENSEE HARMLESS FROM, ANY LOSS, COST, LIABILITY OR EXPENSE (INCLUDING COURT COSTS AND REASONABLE FEES OF ATTORNEYS AND OTHER PROFESSIONALS) INCURRED FROM ANY CLAIM ARISING OR ALLEGED TO ARISE OUT THIS AGREEMENT AND RELATING TO LICENSEE'S USE OF THE LICENSED PATENTS SET FORTH AS EXPRESSLY PERMITTED ACCORDING TO THE TERMS AND CONDITIONS SET FORTH HEREIN. NOTWITHSTANDING THE FOREGOING, LICENSOR SHALL NOT BE RESPONSIBLE TO DEFEND AND/OR INDEMNIFY AGAINST, AND HOLD LICENSEE HARMLESS FROM ANY CLAIMS RESULTING FROM LICENSEE'S NEGLIGENCE, MALFEASANCE, AND/OR BREACH OF THIS AGREEMENT.

2.   LICENSEE SHALL DEFEND AND INDEMNIFY AGAINST, AND HOLD LICENSOR, ITS DIRECTORS, OFFICERS, EMPLOYEES, AND AFFILIATES HARMLESS FROM, ANY LOSS, COST, LIABILITY OR EXPENSE (INCLUDING COURT COSTS AND REASONABLE FEES OF ATTORNEYS AND OTHER PROFESSIONALS) INCURRED FROM ANY CLAIM ARISING OR ALLEGED TO ARISE OUT LICENESEE'S BREACH OF

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THIS AGREEMENT AND/OR RELATING TO LICENSEE'S USE OF THE LICENSED PATENTS EXCEPT AS EXPRESSLY PERMITTED AND SET FORTH PURSUANT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT.

SECTION 10.   PATENT MARKING

1.   Licensee shall provide on, or in conjunction with, Licensed Products and/or Licensed Services, a notification that they are licensing technology incorporated or embodied in such products and/or services from MMR, using language having characters in font and size, which do not mislead users as to the scope and nature of the license and the origin and nature of the products and services as being associated with MMR. Licensee shall provide such language for approval by MMR.

2.   Except the patent marking permissible above in paragraph 10.1, Licensee does not have the right to include in advertising, packaging or other commercial activities related to Licensed Products and Licensed Services, any reference to MMR, its trade names, trademarks or product or service identifications without the advance written permission from MMR.

SECTION 11.   PAYMENTS, NOTICES AND OTHER COMMUNICATIONS

1.   Any payment, notice or other communication pursuant to this Agreement shall be sufficiently made by wire unless alternative instructions are provided by the Parties.
2.   If Licensee fails to pay on the due date any amount which is payable under this Agreement to Licensor, then, without prejudice to other remedies of Licensor hereunder, Licensee will pay Licensor a late fee equal to the lesser of 1-1/2 percent (1.5%) or the maximum percentage permitted by law on all past due amounts for each month or part thereof that such amounts remain unpaid upon notice provided by Licensor of Licensee's breach of this Agreement (without limitation to other remedies provided herein this Agreement).

SECTION 12.   LIMITATION/CONSEQUENTIAL DAMAGES

1.   Consequential Damages.IN NO EVENT WILL EITHER PARTY BE LIABLE FOR LOST PROFITS, OR ANY SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY, ARISING IN ANY WAY IN CONNECTION WITH THIS AGREEMENT. THIS LIMITATION WILL APPLY EVEN IF THE PARTIESHAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND NOT WITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

SECTION 13.   MISCELLANEOUS PROVISIONS

1.   The Parties hereto acknowledge that this Agreement sets forth the entire Agreement and understanding of the Parties hereto as to the subject matter hereof, and shall not be subject to any

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change or modification except by the execution of a written instrument subscribed to by the duly authorized representatives of the Parties hereto.

2.   The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

3.   The Parties agree not to disclose the terms and conditions of this Agreement to anyone other than by means of a news release approved in advance by both Parties.

4.   The failure of either Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party.

5.   The Parties hereto shall abide by statutes and regulations that cover export of technical information out of the U.S., including, without limitation, the Export Administrative Act and Regulations.

6.   Nothing in this Agreement shall in any manner be construed as creating or designating either Party hereto as the representative or agent of the other Party.

7.   Each Party acknowledges that it knows and understands the contents of this Agreement and has been represented by counsel of its choice in connection with this Agreement, and has executed this Agreement voluntarily.

IN WITNESS WHEREOF, the Parties hereto have hereunto set their hands and seals and duly executed this License Agreement the Effective Date.

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MYMEDICALRECORDS, INC.

________________________ CEO

By: Robert H. Lorsch

Date: 12/9/2011

SURGERY CENTER MANAGEMENT, LLC

________________________ ________________________

By: Charles Klasky By: ________________________

Date: December 9, 2011 Date: ________________________

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EXHIBIT A

Licensed Patents

PATENTS/APPLICATIONS	COUNTRY	SERIAL #	FILED/ISSUED	PATENT #	STATUS
Method and System for Providing Online Medical Records	U.S.	11/225,518	9/12/2005		Published
Method and system for providing online medical records	U.S.	11/305,685	12/16/2005		Published
METHOD AND SYSTEM FOR PROVIDING ONLINE RECORDS	U.S.	12/204,465	9/4/2008		Published
Method and System for Providing Online Records	U.S.	12/204,498	9/4/2008		Published
METHOD AND SYSTEM FOR PROVIDING ONLINE RECORDS	U.S.	13/041,809	3/7/2011		Pending
Method and System for Providing Online Medical Records	Canada	2,615,128	2/10/2006		Pending
Method and System for Providing Online Medical Records	Europe	6720652.4	2/10/2006		Published
Method and System for Providing Online Medical Records	Hong Kong	8112621.4	2/10/2006		Published
Method and System for Providing Online Medical Records	Israel	190,064	2/10/2006		Pending
Method and System for Providing Online Medical Records	Japan	2008-529977	2/10/2006		Published
Method and System for Providing Online Medical Records	South Korea	(PCT)2008-7008445	2/10/2006		Published

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PATENTS/APPLICATIONS	COUNTRY	SERIAL #	FILED/ISSUED	PATENT #	STATUS
Method and System for Providing Online Medical Records	Mexico	MX/a/2008/003495	2/10/2006		Pending
Method and System for Providing Online Medical Records	New Zealand	566650	2/10/2006 (12/7/2010)	566650	Issued
Method and System for Providing Online Medical Records	Singapore	200801954-9	2/10/2006 (1/30/2009)	140830	Issued
Method and System for Providing Online Medical Records	WIPO	PCT/US06/04867	2/10/2006		National Phase
Method and System for Providing Online Medical Records	South Korea	10-2010-7025779	11/17/2010		Pending
Method and System for Providing Online Medical Records with Emergency Password Feature	U.S.	11/690,996	3/26/2007		Published
Method and System for Providing Online Medical Records with Emergency Password Feature	U.S.	12/204,474	9/4/2008		Published
Universal Patient Record Conversion Tool	U.S.	13/246,948	9/28/2011		Pending
Universal Patient Record Conversion Tool	WIPO	PCT/US11/53594	9/28/2011		Pending

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